Smart Cups, Inc.

ANNUAL REPORT

25732 Taladro Circle
Mission Viejo, CA 92691
9496194626
www.energybysmartcups.com

This Annual Report is dated April 13, 2026.

BUSINESS

Description of Business (Revised)
Company Overview
Smart Cups, Inc. ("Smart Cups" or the "Company") has developed a patented printed ingredient delivery platform that enables the printing of ingredients onto substrates, eliminating the need for liquid in manufacturing, storage, and transportation. End users activate the product by simply adding water.
This approach significantly reduces packaging waste, shipping weight, and overall environmental impact. Independent research, including studies conducted at UCLA, has demonstrated the platform's potential to reduce carbon footprint compared to traditional liquid-based supply chains.
Originally developed as a drug delivery system for dysphagia patients, Smart Cups evolved into a consumer-facing proof of concept with its printed beverage products, first introduced in 2018. The Company has received national recognition, including being named one of TIME Magazine's Best Inventions and winning Gordon Ramsay's Food Stars, securing a $250,000 investment.
Smart Cups has validated its technology through pilot production, strategic partnerships, and market testing, and is now focused on transitioning to a scalable, capital-light commercialization model.

Business Model
Smart Cups operates a dual-track business model that combines near-term revenue opportunities with long-term scalable growth.
The Company's primary focus is a B2B licensing and partnership strategy, which includes:
- Licensing its patented technology to established global partners
- Supporting integration of its platform into existing manufacturing and supply chains

- Developing white-label and co-branded product opportunities

This capital-light approach enables Smart Cups to scale efficiently while minimizing overhead, capital requirements, and operational risk.

In parallel, Smart Cups continues to pursue selective product development and commercialization opportunities, including direct-to-consumer and branded initiatives. These efforts serve as proof-of-concept, validate market demand, and support partner acquisition by demonstrating real-world applications of the technology.

Together, this dual-track model allows the Company to generate near-term revenue through product and partnership channels while building long-term enterprise value through licensing and platform adoption.

Target industries include food and beverage, pharmaceuticals, personal care, pet wellness, and other consumer packaged goods categories.

Intellectual Property

Smart Cups holds issued patents, including:

- US 11,420,461 – Drum Stencil Printing System
- USD 1,004,371 – Printed Beverage Container

The Company also maintains a portfolio of pending U.S. and international patent applications, along with proprietary formulations, processes, and trade secrets related to its printed delivery platform.

Corporate Structure

The Company was originally organized as Smart Cups, LLC, a California limited liability company on June 8, 2015. On February 6, 2023, the Company converted to a California corporation and is now operating as Smart Cups, Inc.

Previous Offerings

Type of security sold: Convertible Note
Final amount sold: $100,000.00
Use of proceeds: Operations, AP
Date: February 14, 2023
Offering exemption relied upon: 506(b)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,142,453.99
Number of Securities Sold: 1,882,151
Use of proceeds: Research & Development, Company Employment, Working Capital
Date: October 06, 2023
Offering exemption relied upon: Regulation CF

Name: Class A Common Stock

Type of security sold: Equity
Final amount sold: $250,000.00
Number of Securities Sold: 84,746
Use of proceeds: Operational overhead and inventory
Date: December 20, 2023
Offering exemption relied upon: 504 exemption

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $33,164.30
Number of Securities Sold: 50,976
Use of proceeds: Operational overhead and inventory
Date: February 29, 2024
Offering exemption relied upon: Section 4(a)(2)

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $1,181,963.80
Number of Securities Sold: 449,066
Use of proceeds: Research and Development, Inventory, Working Capital, Company Employment
Date: April 29, 2024
Offering exemption relied upon: Regulation CF

Name: Class A Common Stock
Type of security sold: Equity
Final amount sold: $34,140.35
Number of Securities Sold: 11,619
Use of proceeds: Research and Development, Inventory, Working Capital, Company Employment
Date: April 30, 2024
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue

Revenue for fiscal year 2024 was $217,414 compared to $94,146 in fiscal year 2025. The decrease in revenue was primarily driven by a significant reduction in development revenue, which declined from $100,000 in 2024 to $19,500 in 2025. Additionally, e-commerce sales across key channels, including Shopify, Amazon, and PayPal, experienced declines due to reduced marketing spend and a strategic pullback in customer acquisition efforts. While newer channels such as TikTok showed growth, they did not offset the broader revenue contraction.

Cost of Sales

Cost of Sales for fiscal year 2024 was $93,947 compared to $30,325 in fiscal year 2025. The decrease in cost of sales is directly correlated with lower sales volume and a reduction in production and fulfillment activity. The Company also benefited from improved sourcing and cost controls, contributing to a more efficient cost structure.

Margins

Our gross profit margin improved from approximately 56.8% in 2024 to 67.8% in 2025.
The increase in margin is attributable to lower cost of goods sold relative to revenue, reflecting improved pricing strategies, product mix optimization, and reduced variable costs. Despite the decline in total revenue, this improvement demonstrates the Company's ability to generate stronger unit economics and maintain healthy margins at lower sales volumes.

Expenses

Expenses for fiscal year 2024 were $1,419,824 compared to $718,985 in fiscal year 2025.
Total operating expenses decreased significantly as the Company implemented cost reduction initiatives across multiple areas of the business. Advertising and marketing expenses declined from $257,379 in 2024 to $79,095 in 2025, reflecting a strategic reduction in discretionary marketing spend. Legal and professional fees were reduced from $271,190 to $43,640 as prior-year consulting and legal engagements were not repeated. Payroll expenses decreased from $414,293 to $333,002 due to workforce optimization efforts. Additionally, reductions were made in facilities, travel, and research and development expenses.
Despite these reductions, fixed and semi-fixed costs, including payroll, insurance, and lease-related expenses, remained significant relative to current revenue levels. Amortization of right-of-use assets increased from $199,226 in 2024 to $315,344 in 2025, further contributing to overall expenses.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 10,281.72.

Debt

Creditor: Shareholder
Outstanding balance: $112,750.00
Interest rate: 10%
Material terms: On February 14, 2023, the Company issued a promissory convertible note payable to a private investor in the principal amount of $100,000. The note bears interest of 10% per annum and matures on February 14, 2024. The holders of this note may at any time prior thereto elect to convert payment, in whole or in part, at holders' sole discretion, from cash to Class A Common Stock of Smart Cups, Inc. The conversion price is fixed at $0.65 per share, regardless of the value of the stock in any trade or any market. As of December 31, 2023 and 2022 the principle balance is $100,000. On January 1, 2024 the holder of the convertible note surrendered it for 184,615 Class A Common Stock of Smart Cups, Inc to the extent of $120,000 unpaid principal and accrued and unpaid interest.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Chris Hasan Kanik
Chris Hasan Kanik's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder, Chief Executive Officer, Secretary, Treasurer, Director
Dates of Service: May 2011 — Present
Responsibilities:
Chris is the Founder and Chief Executive Officer of Smart Cups and is responsible for the company's strategic direction, intellectual property development, partnerships, fundraising efforts, and overall management of the Issuer.
Chris previously received an annual salary of $375,000. Beginning in May 2024, compensation was reduced as part of company financial preservation measures while Smart Cups began restructuring its operations and transitioning toward a capital-light, intellectual property–driven business model focused on licensing and selective commercialization under the Smart Cups brand. Compensation was further reduced throughout 2025, and ultimately suspended in June 2025 as the company continued implementing these restructuring efforts and prioritizing available cash for ongoing business operations. Chris continues to devote nearly all of his working hours to the Issuer.
Future compensation, if any, will be determined by the Board of Directors based on company performance, available cash resources, and operating budgets.
Other business experience in the past three years:
Employer: TR Processing
Title: Head of Science and Formulation
Dates of Service: June 2018 — May 2023

Responsibilities:
Developed new product formulations and evaluated and improved existing products across multiple delivery systems. Coordinated with management teams and external vendors regarding product development and manufacturing processes, and advised customers on formulation and product development.
Chris is no longer involved with TR Processing.

Name: Jonathan Kotler

Jonathan Kotler's current primary role is with Elion Partners. Jonathan Kotler currently services approximately 2 to 3 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October 2023 — Present
Responsibilities: Jonathan is a member of Board of Directors.
Other business experience in the past three years:

Employer: Empire State Realty Trust
Title: VP, Deputy General Counsel
Dates of Service: March 2016 — February 2021
Responsibilities: Jonathan oversaw and handled many matters in our legal department, including real estate and corporate matters.
Employer: Elion Partners
Title: Senior Managing Director, General Counsel of Real Estate
Dates of Service: May 2021 — Present
Responsibilities: Jonathan Kotler is a Senior Managing Director and General Counsel of Real Estate at Elion, is a member of its Senior Management Committee, and participates in the firm's Asset Management Committee and Investment Committee. Jonathan is responsible for providing legal services to, and for the benefit of, Elion's affiliated discretionary investments.
Name: Stuart Kotler

Stuart Kotler's current primary role is with Citrin Cooperman Advisors LLC. Stuart Kotler currently services approximately 2 to 3 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director
Dates of Service: October 2023 — Present
Responsibilities: Stuart is a member of Board of Directors.

Other business experience in the past three years:

Employer: Berdon LLP
Title: Partner
Dates of Service: September 1982 — February 2023
Responsibilities: Often representing clients as the key negotiator in complex transactions, Stu specializes in structuring, acquisitions, workouts, and tax planning.
Employer: Apple Bank For Savings
Title: Director
Dates of Service: January 2000 — Present
Responsibilities: Stuart is a Member of the (1) Board of Directors, (2) Executive Board, (3) Loan Committee, (4) Asset & Liabilities Committee, (5) Risk Committee, and (6) Anti Financial Crimes Committee.
Employer: Citrin Cooperman Advisors LLC
Title: Partner
Dates of Service: February 2023 — Present
Responsibilities: Often representing clients as the key negotiator in complex transactions, Stu specializes in structuring, acquisitions, workouts, and tax planning.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Stock
Stockholder Name: Darrell Knudson
Amount and nature of Beneficial ownership: 7,884,615 shares of Class A Common Stock
Percent of Outstanding Shares: 37.96%

Title of class: Class B Common Stock
Stockholder Name: Chris Kanik
Amount and nature of Beneficial ownership: 7,500,000 shares of Class B Common Stock
Percent of Outstanding Shares: 36.11%

RELATED PARTY TRANSACTIONS

Name of Person: Class A stockholder
Relationship to Company: Class A stockholder
Nature / amount of interest in the transaction: This individual is a shareholder in Smart Cups.
Material Terms: The Company leases its warehouse and headquarters facilities from a Class A stockholder. On October 22, 2022, the Company entered into a five-year lease agreement for the entire building at a reduced rent of $10,000 per month for the first 2 years, plus CAM, utilities, landscaping, property taxes, insurance, etc. as specified in the lease. At the beginning of the 3rd year a market-rate lease resumes at $36,000 per month with a 2% increase per year.

Name of Person: Chris Kanik
Relationship to Company: Officer, Director, 20%+ Owner
Nature / amount of interest in the transaction: Chris is CEO and principal securities holder of Smart Cups.
Material Terms: The CEO previously received compensation of $31,250 per month via payment to his consulting firm in lieu of salary. In May 2024, the CEO's compensation was reduced by 50% and further reduced thereafter. As of May 2025, the CEO has not taken a salary or compensation from the Company. Upon future investment and/or revenue generation, compensation for the CEO will be determined by the Company.

OUR SECURITIES

The Company has authorized Class A Common Stock, Class B Common Stock, and Convertible Note.

Class A Common Stock
Authorized: 90,000,000
Outstanding: 13,271,882 (updated to reflect current cap table)
Voting Rights: 1 vote per share. Please see voting rights details in Other Material Rights section below.
Material Rights:
The total amount outstanding includes shares reserved for issuance pursuant to the Company's equity incentive plan and issued stock options.
For further information on the material rights associated with the class of securities, please see the Company's Amended & Restated Articles of Incorporation, attached as Exhibit F to the Offering Memorandum.

• Voting Rights of Securities Sold in this Offering
Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the

death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Drag-Along Transactions. In the event that one or more holders of the Company's Common Stock holding a majority of the then-issued and outstanding shares of all classes of Common Stock (on a fully diluted basis) (the "Selling Holders") determine to take any action that would cause a Sale Transaction to occur, the Company or the Selling Holders (or a designated representative acting on behalf of the Selling Holders) will have the right to deliver written notice thereof to all other holders of the Company's Common Stock (the "Dragged Holders"). Such written notice shall contain a description of the material terms and conditions of the Sale Transaction, including without limitation the identity of the Third Party Purchaser (as defined below) and the amount and form of per share consideration to be paid by the Third Party Purchaser. In such an event, all shares of Common Stock held by the Dragged Holders shall be sold or transferred to the Third Party Purchaser, for the same type and amount of per share consideration and on the same terms as the Selling Holders, upon consummation of the Sale Transaction.

Tag-Along Transactions. In the event that one or more holders of the Company's Common Stock (the "Initiating Holders") desire to effect a Tag-Along Transaction, the Initiating Holders shall first give written notice (a "Sale Notice") to all other holders of the corporation's Common Stock (the "Tag-Along Sellers"), with a copy to the Company offering the Tag-Along Sellers the option to participate in such Tag-Along Transaction on the terms and conditions set forth in the Sale Notice (and, in any event, on the same terms and conditions as the Initiating Holders). The Sale Notice shall include the names of the parties to the proposed Tag-Along Transaction, a summary of the material terms and conditions of the proposed Tag-Along Transaction, and the proposed amount and form of consideration and the terms and conditions of payment contemplated by the proposed Tag-Along Transaction. Each Tag-Along Seller may, by written notice to the Initiating Holders (or their designated representative) delivered within ten business days after delivery of the Sale Notice, elect to sell shares in such Tag-Along Transaction, on the terms and conditions set forth in the Sale Notice, which terms and conditions shall be the same as those on which the Initiating Holders' shares of Common Stock are to be sold (subject to any rights, privileges and preferences (including dividend rights) to which stockholders are entitled under the Company's Amended and Restated Articles of Incorporation.

Class B Common Stock
Authorized: 10,000,000
Outstanding: 7,500,000
Voting Rights: 5 votes per share.

Convertible Note
Amount Outstanding: $128,800.00

Conversion Type: Class A Common Stock
Conversion Trigger: See Other Material Rights below.
Interest Rate: 10%
Material Rights:
Amount outstanding includes $28,800 of accrued interest. This note has reached maturity. While the noteholder may elect to convert the note to equity, the Company currently expects to repay the noteholder in cash. Please see Risk Factors for additional information.
Elective Conversion:
The noteholder may elect, prior to repayment, to convert payment, in whole or in part at their discretion, from cash to Class A Common Stock. The value of one (1) share of stock shall be fixed at $0.065 per share. No fractional shares shall be issued upon conversion and the Company shall round up to the nearest whole share.

What it means to be a minority holder

As a minority holder of Class A Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by a hired third-party company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in industries such as consumer packaged goods, food and beverage, pharmaceuticals, packaging, or related sectors. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition,

consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class A Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current products and services are derived from a single core technology platform related to printed ingredient delivery. As a result, our revenues are dependent on the successful development, commercialization, and adoption of this technology across various applications and industries.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage for several applications and have manufactured prototypes for certain printed food and beverage products. Delays or cost overruns in development, or failure of the product to meet performance expectations, may be caused by unanticipated technological hurdles,

manufacturing challenges, design changes, or regulatory requirements. Any of these events could materially and adversely affect our operating performance.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment

decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although the Company operates within specific product categories, it ultimately competes for consumer attention and spending against a wide range of alternative products and activities.

We are an early stage company and have not yet generated any profits
Smart Cups, LLC was formed on June 8, 2015. It was then converted to a corporation on 2/6/23. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Smart Cups, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

We have existing patents that we might not be able to protect properly
The Company owns issued patents, pending applications, and trade secrets. Due to their value, competitors may attempt to misappropriate or violate these rights. Enforcement of intellectual property rights may require significant resources and may not be successful.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s)

because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As a technology-driven business, we may be vulnerable to cybersecurity risks, including unauthorized access to Company or investor data. Any disruption to systems or data breaches could harm our reputation and operations.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Company has a Convertible Security outstanding that has reached maturity

The Company has one Convertible Note currently outstanding totaling $110,000 (including interest). While there is a possibility the noteholder will elect to convert the note to equity, the Company expects the noteholder to request repayment in cash (principal plus interest). This would reduce the Company's available cash by approximately $110,000.

The Company may enter into one or more new loans while the Crowdfunding offering is open which may affect its financial health and your investment in the Company
Smart Cups is currently in discussions with lenders regarding potentially taking out one or more new loans in order to secure additional operating capital for short-term operating needs, research and development initiatives, as well as intellectual property and accounts payable obligations. The objective is to ensure the Company's continued growth and success by addressing critical financial requirements and supporting key areas of operation. Additionally, one of the reasons Smart Cups is considering taking on additional loans is to avoid diluting investors' ownership in the Company. However, if the Company defaults on the contemplated loans and is unable to repay them, it may result in financial distress, potentially leading to additional funding needs that could dilute the ownership of existing and new investors. The loans being considered have repayment terms of at least twenty-four months. Failure to meet the scheduled repayment obligations within the specified timeframe may result in penalties, increased interest charges, or potential default. The ability of the Company to generate sufficient cash flow to meet repayment obligations is subject to various factors, including market conditions, business performance, and external economic influences. In at least one of the loan scenarios, of $1,000,000 to $4,000,000, Smart Cups' manufacturing equipment would be used as collateral. In the event of default on this prospective loan, the lender may exercise its rights to seize the collateral. This could potentially result in the loss of company manufacturing equipment, impacting the Company's operational capabilities and ability to fulfill its customers' orders. The success of Smart Cups' ability to meet any new repayment obligations depends on the Company's ability to generate sufficient revenue and maintain a sustainable business model. Outside factors such as market demand, competition, regulatory changes, and unforeseen events can significantly impact the Company's financial performance and ability to the obligations of any prospective loans. While Smart Cups will seek to avoid incurring additional debt in the near future, there remains a possibility the Company may need to enter into one or more new loans while this Regulation Crowdfunding offering is live and one or more of the risks mentioned above may have a negative impact on, including the entire loss of, your investment in the Company.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other changes that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Smart Cups, Inc.

By /s/ *Chris Kanik*

Title: CEo and Founder

By /s/ *Chris Kanik*

Name: Chris Kanik

Title: CEo and Founder

By /s/ *Soltan Danesh*

Name: Soltan Danesh

Title: Fractional CFO

By /s/ *Jonathan Kotler*

Name: Jonathan Kotler

Title: Director

By /s/ *Stuart Kotler*

Name: Stuart Kotler

Title: Director

Exhibit A
FINANCIAL STATEMENTS

Profit and Loss
Smart Cups, Inc
FY25

-

Distribution account	Jan 1 - Dec 31 2025
Income	
4100 Sales	
4110 Amazon	5,375.90
4120 Paypal	6,619.50
4150 Shopify	55,260.18
4170 Development Revenue	19,500.00
4180 TikTok Sales	4,169.38
4160 Stripe	
Total for 4100 Sales	**$90,924.96**
4200 Shipping Income	9,662.41
4300 Discounts	-6,441.78
4500 Refunds	0.00
4800 Services	
Total for Income	**$94,145.59**
Cost of Goods Sold	0.00
5100 Cost of Goods Sold	30,000.00
5200 Raw Materials	315.42
Channel Adjustments	9.61
Total for Cost of Goods Sold	**$30,325.03**
Gross Profit	**$63,820.56**
Expenses	
6100 Advertising & Marketing	0.00
6110 Apparel	0.00
6120 Graphic Design	2,254.46
6130 Internet	34,163.95
6140 Market Research	0.00
6150 Promotions	0.00
6160 Public Relations	10,417.00
6170 Social Media	32,259.89
Total for 6100 Advertising & Marketing	**$79,095.30**
6200 Auto Expense	2,711.71
6300 Bank Service Charges	10,187.16
6400 Dues & Subscriptions	500.00
6500 Employee Benefits	0.00
6510 HRA Expense	9,350.00
6520 Medical	
Total for 6500 Employee Benefits	**$9,350.00**

6600 Equipment Rental	13,334.71
6700 Facility	0.00
6710 Landscaping	2,160.00
6720 Pest Control	874.36
6740 Repairs & Maintenance	5,042.97
6750 Security	6,519.89
Total for 6700 Facility	**$14,597.22**
6800 Insurance	3,288.69
6810 Business Insurance	60,247.73
6820 Workers Compensation	6,703.65
6830 Property Insurance	0.00
6840 Liability Insurance	0.00
6850 Auto Insurance	0.00
Total for 6800 Insurance	**$70,240.07**
6900 Legal & Professional	0.00
6910 Accounting	218.40
6920 Consulting	27,572.00
6930 Financial Services	0.00
6940 Legal	15,850.00
Total for 6900 Legal & Professional	**$43,640.40**
7000 Licenses & Permits	3,242.75
7100 Meals & Entertainment	0.00
7110 Entertainment	0.00
7120 Meals	859.98
Total for 7100 Meals & Entertainment	**$859.98**
7200 Merchant Fees	-0.94
7210 Amazon	1,413.32
7220 Paypal	260.57
7230 Shopify	3,816.98
7240 Stripe	
Total for 7200 Merchant Fees	**$5,489.93**
7300 Office Expense	3,160.86
7310 Computer & Internet	1,394.83
7320 Postage	16,757.70
7340 Reimbursements	0.00
7350 Software	34,640.27
7360 Supplies	12,829.85
7370 Education & Training	0.00
7330 Printing & Reproduction	
Total for 7300 Office Expense	**$68,783.51**
7400 Payroll	
7410 Payroll Service Fees	16,489.61
7420 Payroll Tax Expense	23,665.44

7430 Salaries & Wages	292,846.76
Total for 7400 Payroll	**$333,001.81**
7500 R&D	1,020.00
7520 Equipment Rental (R&D)	0.00
7530 Labor (R&D)	0.00
7550 Outsourced Testing (R&D)	1,803.78
7560 Prototypes (R&D)	0.00
7570 Supplies (R&D)	208.21
7510 Cleaning Supplies (R&D)	
7540 Materials (R&D)	244.42
Total for 7500 R&D	**$3,276.41**
7600 Small Tools	215.72
7700 Taxes	0.00
7710 Property Tax	17,256.51
7720 Sales & Use Tax	281.27
7730 State Franchise Tax	800.00
Total for 7700 Taxes	**$18,337.78**
7800 Travel	986.85
7810 Airfare	0.00
7830 Hotel	0.00
7840 Transportation	0.00
7820 Car Rental	
Total for 7800 Travel	**$986.85**
7900 Utilities	
7910 Electric	24,503.84
7920 Gas	3,591.87
7930 Phone/Internet	3,509.54
7940 Trash	2,176.80
7950 Water	6,351.54
Total for 7900 Utilities	**$40,133.59**
Charitable Contributions	1,000.00
Credit Card Interest	0.00
Direct Manufacturing Overhead Allocation	
Total for Expenses	**$718,984.90**
Net Operating Income	**-$655,164.34**
Other Income	
8100 Cash Back	0.00
8500 Tax Refund	13.91
8200 Gain (Loss) on Sale of Equipment	
8600 Benefit for Income Taxes	
Total for Other Income	**$13.91**
Other Expenses	
9100 Amortization of ROU - Expense	315,344.37

9200 Depreciation	26,233.27
9500 Ask My Accountant	25,471.08
9300 Interest Expense	101,123.39
Total for Other Expenses	**$468,172.11**
Net Other Income	**-$468,158.20**
Net Income	**-$1,123,322.54**

Balance Sheet
Smart Cups, Inc

12/31/2025

Distribution account	
	As of December 31, 2025
Assets	
Current Assets	
Bank Accounts	
1110 SC Business Checking Acct	10,281.72
1120 PayPal Bank	29.28
1130 Old Smart Cups (Ckg)	0.00
Total for Bank Accounts	**$10,311.00**
Accounts Receivable	
1210 Accounts Receivable	3,000.00
Total for Accounts Receivable	**$3,000.00**
Other Current Assets	
1310 Inventory	0.00
1311 Raw Materials	40,234.21
1312 Finished Goods	17,582.20
1313 Packaging Materials	0.00
Total for 1310 Inventory	**$57,816.41**
1320 Deposit Hold - Start Engine	0.00
1330 Prepaid Expenses	0.00
1350 Undeposited Funds	0.00
1360 Clearing	0.00
1361 Amazon	0.00
1362 Shopify	0.00
Total for 1360 Clearing	**$0.00**
1380 Reserve	
1381 Amazon	0.00
Total for 1380 Reserve	**$0.00**
Due from Shareholder	17,386.26
Total for Other Current Assets	**$75,202.67**
Total for Current Assets	**$88,513.67**
Fixed Assets	
1510 Equipment	8,766,325.49
1520 Furniture and Equipment	25,333.64
1530 Leasehold Improvements	376,788.78
1540 Machinery & Equipment WIP	255,698.93
1598 Accumulated Depreciation	-4,468,378.98
Total for Fixed Assets	**$4,955,767.86**
Other Assets	

1610 Convertible Note - TRP	0.00
1620 Investment - THB	0.00
1630 Investment - TRP	0.00
1700 Operating Lease	0.00
1710 ROU Asset	1,137,908.30
1799 Accumulated Amortization	-712,561.48
Total for 1700 Operating Lease	**$425,346.82**
1800 Deferred Tax Asset	738,767.00
Total for Other Assets	**$1,164,113.82**
Total for Assets	**$6,208,395.35**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2110 Accounts Payable	662,716.77
Total for Accounts Payable	**$662,716.77**
Credit Cards	
2210 (8349) Chase Credit Card	12,690.74
2220 (8858) Chase Credit Card	65,748.93
Total for Credit Cards	**$78,439.67**
Other Current Liabilities	
2310 Accrued expenses	0.00
2320 Accrued Payroll	0.00
2340 Kanik-Loan (Mgr)	0.00
2350 Operating Lease Liabilities - ST	569,728.30
2370 Sales Tax Payable	0.00
2371 Amazon	0.00
2372 CA	0.00
2373 County	0.00
2375 Shopify	0.00
Total for 2370 Sales Tax Payable	**$0.00**
2390 Unearned Development Revenue	0.00
2400 Rescission Payable	0.00
Total for Other Current Liabilities	**$569,728.30**
Total for Current Liabilities	**$1,310,884.74**
Long-term Liabilities	
2410 Convertible Note	
2411 Loans/Notes	100,000.00
2412 Accrued Interest	10,000.00
Total for 2410 Convertible Note	**$110,000.00**
2420 Operating Lease Liability - LT	449,153.17
Total for Long-term Liabilities	**$559,153.17**
Total for Liabilities	**$1,870,037.91**

Equity

3100 Common Stock	1,088.41
3200 Additional Paid in Capital	14,056,413.17
3210 Issuance Cost Cap Raise #1	-128,044.56
3220 Issuance Cost Cap Raise #2	-152,119.80
3230 Issuance Cost Cap Raise #3	-86,550.00
Total for 3200 Additional Paid in Capital	**$13,689,698.81**
3300 Contributed capital	0.01
3400 DLK - Contributions	0.00
3500 Equity DK Class P	0.00
3700 Opening Balance Equity	0.00
3800 Retained Earnings	-8,229,107.25
Net Income	-1,123,322.54
Total for Equity	**$4,338,357.44**
Total for Liabilities and Equity	**$6,208,395.35**

Chk 0.00

Chk RE 0.00

Statement of Cash Flows
Smart Cups, Inc
January-December, 2025

	Full name
OPERATING ACTIVITIES	
Net Income	
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1210 Accounts Receivable	
1311 Inventory:Raw Materials	
1320 Deposit Hold - Start Engine	
1330 Prepaid Expenses	
1361 Clearing:Amazon	
1362 Clearing:Shopify	
2110 Accounts Payable	
2210 (8349) Chase Credit Card	
2220 (8858) Chase Credit Card	
2320 Accrued Payroll	
2350 Operating Lease Liabilities - ST	
2371 Sales Tax Payable:Amazon	
2375 Sales Tax Payable:Shopify	
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	
INVESTING ACTIVITIES	
1598 Accumulated Depreciation	
1799 Operating Lease:Accumulated Amortization	
Net cash provided by investing activities	
FINANCING ACTIVITIES	
2420 Operating Lease Liability - LT	
3100 Common Stock	
3200 Additional Paid in Capital	
3230 Additional Paid in Capital:Issuance Cost Cap Raise #3	
3300 Contributed capital	
Net cash provided by financing activities	
NET CASH INCREASE FOR PERIOD	
Cash at beginning of period	
CASH AT END OF PERIOD	

Total
-1,123,322.54
-3,000.00
8,114.07
69,023.66
0.00
30.41
135.21
214,338.70
10,170.94
48,228.41
-34,887.63
226,529.18
0.00
0.00
$538,682.95
-$584,639.59
26,233.27
315,344.37
$341,577.64
-317,175.95
9.63
272,987.63
-33,830.54
0.01
-$78,009.22
-$321,071.17
$331,382.17
$10,311.00

Smart Cups Cap Table

Name	Share Class	
Chris Kanik	Class B	
Darrell Knudson	Class A	
StartEngine Primary, LLC	Class A	
2023 EE Stock Plan	Class A	
Jason Mazzocchio	Class A	
FFS1 HoldCo Limited	Class A	
RK Medical Solutions, Inc	Class A	

Cap table has not changed since 12/31/2025

as of February 20, 2026

Shares	Shares %
7,500,000	36.11%
7,884,615	37.96%
2,912,258	14.02%
2,000,000	9.63%
184,615	0.89%
84,746	0.41%
205,648	0.99%
20,771,882	100%

NOTE 1 – NATURE OF OPERATIONS

Smart Cups, Inc. was formed on June 15, 2015 in the State of California. The financial statements of Smart Cups, Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Mission Viejo, CA.

Smart Cups, Inc. is a technology-focused company engaged in the development and commercialization of smart consumer products designed to enhance user experience through connected technology and data insights. The Company's products integrate physical design with digital functionality to provide users with real-time feedback, tracking, and personalized insights. By combining hardware, software, and data analytics, Smart Cups seeks to deliver innovative solutions that support everyday use while differentiating its products through intelligent features and user-friendly design.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Product and Development projects when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

As of December 29, 2022, the Company had outstanding convertible notes payable totaling $100,000. The convertible notes bear interest at a rate of _10__% per annum.

The principal and accrued interest are convertible, at the option of the noteholders, into shares of the Company's common stock upon the occurrence of certain events, including a qualified financing, at a conversion price as defined in the note agreements. The notes may include customary provisions related to conversion discounts and valuation caps.

Interest expense related to the convertible notes is recognized as incurred. As of December 31, 2025, accrued interest related to the convertible notes was $_$10,000__.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- As of November 01, 2024, the Company recorded operating lease right-of-use assets of **$ 1,214,092.80**

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 100,000,000 shares of our common stock with par value of $2.95. As of April 03, 2025 the company has currently issued 20,771,882 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2025 the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Smart Cups, Inc has not yet filed its federal tax return for 2025 and is in the process of completing.

I, Chris Kanik (Print Name), the President/CEO (Principal Executive Officers) of
Smart Cups, Inc (Company Name), hereby certify that the financial statements of Smart Cups, Inc (Company Name) and notes thereto for the periods ending 12/31/2024 (first Fiscal Year End of Review) and 12/31/2023 second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year [MOST RECENT YEAR] 2024 the amounts reported on our tax returns were total income of $_217,413.64 taxable income of $-1,512,345 and total tax of $0.

> ***If the company has not filed tax returns please*** *replace above sentence with options below and then include the information for the previous year if applicable:*
>
> [Company] has not yet filed its federal tax return for [year]."
>
> ***If the company is a brand new company please replace above sentence with:***
>
> "[Company] was not in existence for the previous tax year."
>
> ***If neither of these apply, please delete these additional instructions***

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 04/02/2026 (Date of Execution).

_____ (Signature)

President & CEO (Title)

04/02/2026 (Date)